Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

April 29, 2008

Catalyst pricing momentum offset by fibre challenges in Q1

Richmond, (BC) – Catalyst Paper posted a net loss of $37.4 million ($0.17 per common share) on sales of $399.5 million in the first quarter of 2008.  This compared to net earnings of $12.4 million ($0.06 per common share) on sales of $381 million in the last quarter of 2007 – results that largely reflected favourable tax adjustments – and to a net loss of $25.6 million ($0.12 per common share) on sales of $478.1 million for the same period in 2007.  Net loss before specific items during the first quarter was $21.8 million, compared to $20.9 million in the preceding quarter.

Catalyst benefited in the quarter from pricing momentum across most product lines. Cost reductions resulting from mill and corporate restructuring undertaken last year were also evident in first quarter results.

Offsetting this was a challenging economic climate in North America, increased input costs and the continued strength of the Canadian dollar.  The steep decline in the US housing starts triggered additional sawmill curtailments in British Columbia during the quarter.  This, in turn, reduced wood residue availability and increased costs.

“Fibre constraints required us to curtail 65,000 tonnes of pulp and paper at our Elk Falls mill during the quarter,” said Richard Garneau, Catalyst president and chief executive officer. “As a result our manufacturing costs and sales volumes were unavoidably impacted. As we look to the balance of the year, we expect the Elk Falls No. 1 paper machine will remain idled with our pulp business also likely to be impacted by the continuing fibre shortage.”

Restructuring costs of $14.6 million in the quarter reflected the labour agreement reached at the Port Alberni division.  The agreement is expected to deliver significant annual cost savings, supporting the restart of the division’s No. 4 paper machine in early May. The investment in a thermo-mechanical pulp (TMP) upgrade will enable replacement of higher cost deinked pulp with lower cost TMP.  First quarter earnings before interest, taxes, depreciation and amortization (EBITDA) and before restructuring costs were $26.7 million, compared to $28.8 million, excluding restructuring and the impact of the United Steelworkers strike, in the preceding quarter.

Specialty paper markets generally strengthened during the quarter.  Directory was the one exception, with North American demand down moderately year-over-year although average benchmark pricing remained in line with 2007.  Average delivered cash costs for specialty printing papers were significantly improved, in part due to reduced labour costs.

US newsprint consumption continued to decline during the quarter, although the upward trend in pricing that began in the fourth quarter 2007 was sustained.  Pulp prices remained steady despite higher producer inventory levels, while linerboard prices held steady and markets remained in balance.

During the quarter, Catalyst entered into a definitive agreement to acquire the recycled newsprint mill at Snowflake, Arizona from AbitibiBowater.  This transaction closed successfully on April 10 and is the first extension of Catalyst’s manufacturing base beyond Canada. It provides the company with added geographic, fibre and currency diversification and was financed largely through equity raised in a $125 million rights offering.

Catalyst is a leading producer of specialty printing papers and newsprint, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of production.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, April 30, 2008 at 11 a.m. ET, 8 a.m. PT to present the company’s first-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statement

Certain matters set forth in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s first quarter 2008 interim report available at www.sedar.com.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713